1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley

Re:	PennantPark Floating Rate Capital Ltd.

Registration Statement on Form N-2

File Numbers 333-180084 and 814-00891

Ladies and Gentlemen:

PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (Registration No. 333-180084) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to recent telephone calls between Mr. Ganley and Chad Eskildsen of the Staff and Thomas Friedmann and William Tuttle of Dechert LLP, outside counsel to the Company, regarding the Registration Statement and the prospectus included therein. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement. We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Amendment No. 1 to the Registration Statement.

1.	Except for the fiscal quarter ending December 31 of each year when actual amounts are known, please reflect in the Incentive fees payable under the Investment Management Agreement line of the Fees and Expenses table the accrued capital gains incentive fee amount for the most recently completed quarter even though such amount may not reflect the capital gains incentive fee ultimately paid to the Investment Adviser for the calendar year.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

John Ganley
July 25, 2012

Response:

As requested, the Company has revised the fee table in Amendment No. 2 to reflect in the Incentive fees payable under the Investment Management Agreement line of the Fees and Expenses table the accrued capital gains incentive fees for the quarter ended March 31, 2012 based on the capital gains accrued by the Company for such period.

2.	Please confirm that there are no operative waivers of any portion of the base management fee to which the Investment Adviser is entitled under the Investment Management Agreement at this time, and that the amount set forth in the Management fees line of the Fees and Expenses table is the full amount of the base management fees payable under such agreement.

Response:

The Company confirms that there are no operative waivers of any portion of the base management fee to which the Investment Adviser is entitled under the Investment Management Agreement at this time, and that the amount set forth in the Management fees line of the Fees and Expenses table is the full amount of the base management fees payable under such agreement.

3.	Please revise your disclosure to clearly reflect that base management fees are not charged on U.S. Treasury bills, temporary draws under any credit facility and/or repurchase agreements or other balance sheet transactions undertaken at the end of a fiscal quarter for purposes of preserving investment flexibility for the next quarter. In addition, please amend the Investment Management Agreement to clearly reflect that base management fees are not charged on U.S. Treasury bills, temporary draws under any credit facility and/or repurchase agreements or other balance sheet transactions undertaken at the end of a fiscal quarter for purposes of preserving investment flexibility for the next quarter. The Staff does not believe that shareholder approval is required for such amendment.

Response:

As requested, the Company has revised the disclosure on pages 65, F-13 and F-36 of Amendment No. 2 to state that the base management fee is 1.00% of gross assets (net of U.S. Treasury Bills, temporary draws under any credit facility and/or repurchase agreements or other balance sheet transactions undertaken at the end of a fiscal quarter for purposes of preserving investment flexibility for the next quarter).

As requested, the Company’s board of directors will be asked to approve an amendment to the Investment Management Agreement at its August 7, 2012 meeting. Assuming that the board of directors approves such amendment, which the Company expects, Section 3(a) will state as follows: “The Base Management Fee shall be calculated at an annual rate of 1.00% of the Corporation’s gross assets (net of U.S. Treasury Bills, temporary draws under any credit facility

John Ganley
July 25, 2012

and/or repurchase agreements or other balance sheet transactions undertaken at the end of a fiscal quarter for purposes of preserving investment flexibility for the next quarter).” If the board of directors does not approve such amendment, the Company hereby undertakes to inform the Staff promptly. If the board of directors does approve such amendment, the Investment Management Agreement, as amended and restated, will be filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.

Aviv Efrat, PennantPark Floating Rate Capital Ltd.

Thomas J. Friedmann, Dechert LLP